EXHIBIT 99.1

PRESS RELEASE

TIW RECEIVES COURT APPROVAL TO VEST THE MONITOR WITH FURTHER POWERS AND DUTIES

Montréal, Canada, November 4, 2005 — Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX Venture, "TIW") announces that the Superior Court, District of Montreal, Province of Québec has issued, under the Company's plan of arrangement, an order to vest the Court-appointed Monitor, KPMG Inc., with further powers and duties once the common shares of TIW are cancelled and delisted from the TSX Venture Exchange. The Company has not yet determined the dates for the cancellation and delisting of its common shares, but is targeting the end of November 2005.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW operates under a court supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on the TSX Ventures Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca